April 18, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (250) 477-9912

Daniel B. O`Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
V8T 5G4, Canada


Re: 	Flexible Solutions International, Inc.
	Amendment No. 2 to Registration Statement on Form S-3
Filed March 30, 2006
	File No. 333-124751
	Form 10-KSB for Fiscal Year Ended December 31, 2005
	Filed March 9, 2006
	Form 10-KSB/A for Fiscal Year Ended December 31, 2004
	Filed March 9, 2006
	Form 8-K filed March 13, 2006
	File No. 1-31540


Dear Mr. O`Brien:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2005
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1. It is not clear why Cinnamon Jang Willoughby & Company appears to have issued two different audit reports related to the financial statements for the year ended December 31, 2004. Please advise why they reported separately to the shareholders on February 11, 2005, and then reported again on these same financial statements to the board of directors and shareholders on March 15, 2005.

Item 8A. Controls and Procedures

2. Given the restatement related to your inventory, please provide us with a detailed explanation as to how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2005, and December 31, 2005. Please address how management determined that the restatement was not the result of a material weakness with respect to your disclosure controls and procedures or your internal controls over financial reporting.


Form 8-K dated March 10, 2006

3. You present operating cash flow which appears to be cash used in operating activities, as calculated in accordance with GAAP and presented on your statements of cash flows, adjusted for certain items. Given this, the amount appears to constitute a non-GAAP financial measure. Please amend your Form 8-K to provide the disclosures required for non-GAAP financial measures. Refer to Instruction 2 to the Form 8-K and Item 100(a) of Regulation G.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Humphrey, Staff Accountant, at (202)
551-
3734 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692
if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Deepak Nanda, Esq. (via facsimile 310/557-8475)
      Foley & Lardner LLP
      2029 Century Park East, Suite 3500
      Los Angeles, California 90067

Daniel B. O'Brien
Flexible Solutions International, Inc.
April 18, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE